SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                      SCHEDULE 13D


          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO.  )*

             FIRST FEDERAL FINANCIAL BANCORP, INC.

                    (NAME OF ISSUER)


           COMMON STOCK, $.01 PAR VALUE PER SHARE

             (TITLE OF CLASS OF SECURITIES)


                     319988 10 1

                    (CUSIP NUMBER)



                  James E. Waldo
     c/o First Federal Financial Bancorp, Inc.
                 415 Center Street
               Ironton, Ohio  45638
                  (614) 532-6845


(NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS)

                          August 15, 1996

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         Page 1 of 6 Pages

CUSIP No.  319988 10 1                    13D              Page 2 of 6 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           James E. Waldo

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) [ ]
           (b) [ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS*

           PF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

              7            SOLE VOTING POWER

                           40,000

              8            SHARED VOTING POWER

                           0

              9            SOLE DISPOSITIVE POWER

                           40,000

              10           SHARED DISPOSITIVE POWER

                           0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             40,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*            [ ]


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.0%

14           TYPE OF REPORTING PERSON*

             IN

CUSIP No.  319988 10 1                  13D              Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER

     The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.01 par value per share ("Common Stock"), of First Federal Financial Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 415 Center Street, Ironton, Ohio 45638.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  James E. Waldo ("Reporting Person").

          (b) The Reporting Person's residence address is 417 South 4th Street, Ironton, Ohio 45638.

          (c) The Reporting Person is Vice Chairman of the Board of the Issuer and of First Federal Savings Bank of Ironton (the "Bank"), a wholly-owned subsidiary of the Issuer. The Reporting Person is a retired attorney from the Waldo Law Office, 413 Center Street, P.O. Box 4252, Ironton, Ohio 45638. The Reporting Person is also the owner of the Beechwood Terrace Corporation, a land development company, 417 South 4th Street, Ironton, Ohio 45638.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired 10,000 shares of Common Stock on August 15, 1996 at $10.375 per share for an aggregate purchase price of $103,750 from personal funds. The Reporting Person acquired 30,000 shares of Common Stock on June 3, 1996 at $10.00 per share for an aggregate purchase price of $300,000 from personal funds in the Issuer's initial public offering.

CUSIP No.  319988 10 1                  13D              Page 4 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION

          The Reporting Person is presently the Vice Chairman of the Board of the Issuer and the Bank. The Reporting Person intends to continue to serve the Issuer as a director in an independent manner. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

          The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Person beneficially owns 40,000 shares of Common Stock of the Issuer which represents approximately 6.0% of the outstanding shares of Common Stock. As of November 25, 1996, 671,783 shares of Common Stock were outstanding.

          (b) The Reporting Person has sole voting and dispositive power with respect to 40,000 shares of Common Stock.

          (c) The Reporting Person purchased 10,000 shares of Common Stock at $10.375 per share for an aggregate purchase price of $103,750 on August 15, 1996. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

CUSIP No.  319988 10 1                  13D              Page 5 of 6 Pages

          (d)  Not Applicable.

          (e)  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person is the Vice Chairman of the Board of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     Not applicable.

CUSIP No.  319988 10 1                     13D              Page 6 of 6 Pages


                            SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                        /S/ JAMES E. WALDO
                                        ------------------
                                        James E. Waldo




                                        Date:  December 5, 1996